Exhibit 99.1

EURONEXT DUBLIN ANNOUNCEMENT

For Immediate Release	9 March 2021

AerCap Ireland Capital DAC
AerCap Global Aviation Trust
(the “Issuers”)

Notice to Noteholders

In relation to recent media commentary, the Issuers confirm that discussions are ongoing between AerCap Holdings N.V. (the “Company”) and General Electric (“GE”) with respect to GE’s GECAS business. The outcome of those discussions has yet to be determined and there can be no guarantee that an agreement will be reached or on the terms of any agreement. No further statements will be made by the Issuers or the Company regarding this matter until the time of the conclusion of those discussions.

This announcement may contain inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014.

Enquiries:

AerCap Holdings N.V.	Risteard Sheridan Tel: +353 1 636 0924

McCann FitzGerald Listing Services Limited	Tony Spratt Tel: +353 1 607 1367